Filed by The Cooper Companies, Inc.

(Commission File No.: 1-8597)

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ocular Sciences, Inc.

(Commission File No.:0-22623)

This filing relates to a proposed acquisition (the “Acquisition”) by The Cooper Companies, Inc. (“Cooper”) of Ocular Sciences, Inc. (“Ocular Sciences”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 28, 2004 (the “Merger Agreement”), by and among Cooper, TCC Acquisition Corp., a wholly owned subsidiary of Cooper, and Ocular Sciences. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Cooper on July 29, 2004, and is incorporated by reference into this filing.

The following is a letter dated August 4, 2004 sent from Gregory A. Fryling, Chief Operating Officer of CooperVision, Inc. to all CooperVision employees in connection with the proposed Acquisition.

August 4, 2004

Dear CooperVision Employee:

As you know, Cooper recently entered into a definitive agreement to purchase Ocular Sciences, Inc. We expect to close this transaction in the first quarter of our 2005 fiscal year, which begins on November 1, 2004. Over the next few months, I will communicate to you about our progress in bringing the two companies together. In this, my first report, I discuss the strategic benefits of the acquisition to CooperVision.

With this acquisition, CooperVision will strengthen and develop its worldwide business. We become the third largest company in the global contact lens market.

Ocular brings a number of strategic benefits to CooperVision as the businesses are highly complementary in their geographic configurations and product lines. Geographically, we will significantly improve our position in both Japan and Germany. To our product line, we add a successful single use (daily disposable) lens as well as excellent technology and cutting-edge intellectual property in silicone hydrogel materials. We believe that the combined companies can offer superior options for daily wear and 30-day continuous wear, and also that we can incorporate the outstanding comfort benefits of our Proclear® materials into the next generation of silicone lens products.

The combination of our two businesses will provide a platform and opportunities to expand beyond the limits of our stand-alone capabilities. As we integrate the businesses over the next several years, significant new challenges and opportunities will emerge. I encourage everyone to accept these. Employees who find new ways to better serve our customers and new ways to deliver higher quality products with more efficient service will be rewarded for their efforts.

In closing, I want to strongly urge everyone not to speculate or spread rumors about what may or may not occur as a result of this acquisition. We must, instead focus on delivering consistent operating results. I thank you for all of your efforts and wish everyone a very happy and healthy year ahead.

Sincerely,

Greg

Gregory A. Fryling
Chief Operating Officer
CooperVision, Inc.

Cooper Companies Forward-Looking Statements

This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. These include certain statements about the merger with Ocular Sciences, our capital resources, performance and results of operations. In addition, all statements regarding anticipated growth in our revenue, anticipated market conditions, planned product launches and results of operations are forward-looking. To identify these statements look for words like “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates” or “anticipates” and similar words or phrases. Discussions of strategy, plans or intentions often contain forward-looking statements. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. These include risks related to the inability to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the Cooper and Ocular Sciences businesses will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others.

Events, among others, that could cause actual results and future actions to differ materially from those described in forward-looking statements include major changes in business conditions, a major disruption in the operations of our manufacturing facilities, new competitors or technologies, significant delays in new product introductions, the impact of an undetected virus on our computer systems, acquisition integration delays or costs (including with respect to the Ocular Sciences integration), increases in interest rates, foreign currency exchange exposure, investments in research and development and other start-up projects, dilution to earnings per share from acquisitions or issuing stock, worldwide regulatory issues, including product recalls and the effect of healthcare reform legislation, cost of complying with new corporate governance requirements, changes in tax laws or their interpretation, changes in geographic profit mix effecting tax rates, significant environmental cleanup costs above those already accrued, litigation costs including any related settlements or judgments, cost of business divestitures, the requirement to provide for a significant liability or to write off a significant asset, including impaired goodwill, changes in accounting principles or estimates, including the potential cost of expensing stock options, and other events described in our Securities and Exchange Commission filings, including the “Business” section in our Annual Report on Form 10-K for the year ended October 31, 2003. We caution investors that forward-looking statements reflect our analysis only on their stated date. We disclaim any intent to update them except as required by law.

Additional Information About the Merger and Where to Find It

In connection with the Acquisition, Cooper and Ocular Sciences intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement, and other relevant materials. The joint proxy statement/prospectus will be mailed to the stockholders of Cooper and Ocular Sciences. INVESTORS AND SECURITY HOLDERS OF COOPER AND OCULAR SCIENCES ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COOPER, OCULAR SCIENCES AND THE ACQUISITION. The joint proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the proxy statement and prospectus regarding the Acquisition when they become available.